Exhibit 99.1

Li Auto Inc. Announces Unaudited Third Quarter 2024 Financial Results

Quarterly total revenues reached RMB42.9 billion (US$6.1 billion)1

Quarterly deliveries reached 152,831 vehicles

BEIJING, China, October 31, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended September 30, 2024.

Operating Highlights for the Third Quarter of 2024

•	Total deliveries for the third quarter of 2024 were 152,831 vehicles, representing a 45.4% year-over-year increase.

	2024 Q3	2024 Q2	2024 Q1	2023 Q4
Deliveries	152,831	108,581	80,400	131,805

	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Deliveries	105,108	86,533	52,584	46,319

•	As of September 30, 2024, in China, the Company had 479 retail stores in 145 cities, 436 servicing centers and Li Auto-authorized body and paint shops operating in 221 cities, and 894 super charging stations in operation equipped with 4,286 charging stalls.

Financial Highlights for the Third Quarter of 2024

•	Vehicle sales were RMB41.3 billion (US$5.9 billion) in the third quarter of 2024, representing an increase of 22.9% from RMB33.6 billion in the third quarter of 2023 and an increase of 36.3% from RMB30.3 billion in the second quarter of 2024.

•	Vehicle margin[2] was 20.9% in the third quarter of 2024, compared with 21.2% in the third quarter of 2023 and 18.7% in the second quarter of 2024.

•	Total revenues were RMB42.9 billion (US$6.1 billion) in the third quarter of 2024, representing an increase of 23.6% from RMB34.7 billion in the third quarter of 2023 and an increase of 35.3% from RMB31.7 billion in the second quarter of 2024.

•	Gross profit was RMB9.2 billion (US$1.3 billion) in the third quarter of 2024, representing an increase of 20.7% from RMB7.6 billion in the third quarter of 2023 and an increase of 49.3% from RMB6.2 billion in the second quarter of 2024.

•	Gross margin was 21.5% in the third quarter of 2024, compared with 22.0% in the third quarter of 2023 and 19.5% in the second quarter of 2024.

•	Operating expenses were RMB5.8 billion (US$825.4 million) in the third quarter of 2024, representing an increase of 9.2% from RMB5.3 billion in the third quarter of 2023 and an increase of 1.5% from RMB5.7 billion in the second quarter of 2024.

•	Income from operations was RMB3.4 billion (US$489.2 million) in the third quarter of 2024, representing an increase of 46.7% from RMB2.3 billion in the third quarter of 2023 and an increase of 633.4% from RMB468.0 million in the second quarter of 2024.

•	Operating margin was 8.0% in the third quarter of 2024, compared with 6.7% in the third quarter of 2023 and 1.5% in the second quarter of 2024.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Net income was RMB2.8 billion (US$401.9 million) in the third quarter of 2024, representing an increase of 0.3% from RMB2.8 billion in the third quarter of 2023 and an increase of 156.2% from RMB1.1 billion in the second quarter of 2024. Non-GAAP net income[3] was RMB3.9 billion (US$548.8 million) in the third quarter of 2024, representing an increase of 11.1% from RMB3.5 billion in the third quarter of 2023 and an increase of 156.2% from RMB1.5 billion in the second quarter of 2024.

•	Diluted net earnings per ADS[4] attributable to ordinary shareholders was RMB2.66 (US$0.38) in the third quarter of 2024, compared with RMB2.67 in the third quarter of 2023 and RMB1.05 in the second quarter of 2024. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB3.63 (US$0.52) in the third quarter of 2024, compared with RMB3.29 in the third quarter of 2023 and RMB1.42 in the second quarter of 2024.

•	Net cash provided by operating activities was RMB11.0 billion (US$1.6 billion) in the third quarter of 2024, compared with RMB14.5 billion net cash provided by operating activities in the third quarter of 2023 and RMB429.4 million net cash used in operating activities in the second quarter of 2024.

•	Free cash flow[5] was RMB9.1 billion (US$1.3 billion) in the third quarter of 2024, compared with RMB13.2 billion in the third quarter of 2023 and negative RMB1.9 billion in the second quarter of 2024.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	September 30, 2023	June 30, 2024	September 30, 2024	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	33,616.1	30,319.7	41,323.8	22.9%		36.3%
Vehicle margin	21.2%	18.7%	20.9%	(0.3	)pts	2.2	pts

Total revenues	34,679.5	31,678.4	42,874.2	23.6%		35.3%
Gross profit	7,644.5	6,176.9	9,224.7	20.7%		49.3%
Gross margin	22.0%	19.5%	21.5%	(0.5	)pts	2.0	pts

Operating expenses	(5,305.1)	(5,708.9)	(5,792.0)	9.2%		1.5%
Income from operations	2,339.4	468.0	3,432.7	46.7%		633.4%
Operating margin	6.7%	1.5%	8.0%	1.3	pts	6.5	pts

Net income	2,812.9	1,100.9	2,820.5	0.3%		156.2%
Non-GAAP net income	3,467.3	1,503.1	3,851.0	11.1%		156.2%

Diluted net earnings per ADS attributable to ordinary shareholders	2.67	1.05	2.66	(0.4)%		153.3%
Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders	3.29	1.42	3.63	10.3%		155.6%

Net cash provided by/(used in) operating activities	14,506.5	(429.4)	11,024.6	(24.0)%		N/A
Free cash flow (non-GAAP)	13,224.8	(1,852.7)	9,051.8	(31.6)%		N/A

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses and release of valuation allowance on deferred tax assets. See “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

Recent Developments

One Million Deliveries Milestone

•	On October 18, 2024, the Company hit the one million cumulative vehicle deliveries milestone, becoming the first emerging new energy automotive brand in China to reach this benchmark. Notably, the Company hit this milestone just 58 months after delivering its first vehicle in December 2019.

OTA 6.4 Update

•	In October 2024, the Company released the OTA update version 6.4 for Li MEGA and the Li L series, significantly enhancing the user experience with a range of new and upgraded autonomous driving, smart space, and smart electric features. With this update, the Company also rolled out its latest autonomous driving solution, which integrates an end-to-end (E2E) model and a vision-language model (VLM), on a full scale to over 320,000 Li AD Max users. Additionally, “Li Xiang Tong Xue” has evolved further with an upgraded voice model and a newly added eye tracking function, along with several other features, enabling more natural and human-like interaction with users.

Safety and Health Assessment Results

•	In September 2024, Li MEGA and Li L6 successfully passed the China Insurance Automotive Safety Index (C-IASI) crash tests, adhering to the latest assessment protocols. Both models received a “G+” rating – the highest safety rating – across occupant safety, pedestrian safety, and assistance safety categories and an “A” rating in the crashworthiness and repair economy category. Notably, Li MEGA became the first MPV to receive a “G” rating in crash tests of 25% frontal offset impact on both the driver and the passenger sides under C-IASI’s latest assessment protocols.

•	In September 2024, Li L6 received a record-setting overall score under the latest assessment protocols of the China Automobile Health Index (C-AHI) assessment conducted by the China Automotive Engineering Research Institute Co., Ltd. Li L6 received the highest ratings across all three categories assessed: the Clean Air Index, the Health Protection Index, and the Energy Efficiency and Emission Index.

Environmental, Social, and Governance (ESG) Performance

•	In September 2024, the Company was awarded the highest “AAA” rating by MSCI ESG Research for the second consecutive year, recognizing its excellence in key areas such as corporate governance, product quality and safety, clean technologies, and its commitment to sustainable development and social responsibility.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “We achieved record-breaking deliveries in the third quarter, further cementing our leadership among Chinese automotive brands in the RMB200,000 and above NEV market. In October, we celebrated a major milestone: one million cumulative deliveries, a first for emerging new energy automotive brands in China. These remarkable results highlighted our rapidly growing brand influence and users’ strong recognition of our advancements in intelligentization. As our vehicle deliveries continue to grow, we are creating a virtuous cycle of innovation and advancement, driving the intelligentization of Li Auto vehicles to new heights. Notably, our latest autonomous driving solution, which integrates an end-to-end (E2E) model and a vision-language model (VLM), received overwhelmingly positive feedback from test users. In October, we rolled out this new solution on a full scale to over 320,000 Li AD Max users. Looking ahead, we remain committed to harnessing the power of technology to drive innovation, reinforcing our position as an industry leader as we continue to grow alongside our over one million user families.”

Mr. Tie Li, chief financial officer of Li Auto, added, “In the third quarter, we maintained our robust business performance. Our record vehicle deliveries boosted revenues to a historic high of RMB42.9 billion, representing an increase of 23.6% year-over-year. With sales across our model lineup steadily growing, our economies of scale continued to expand which, combined with Li AD Max vehicles accounting for a larger proportion of our sales mix driven by breakthroughs in intelligentization, allowed us to meaningfully expand our gross margin to 21.5%. Additionally, our net income reached RMB2.8 billion and operating cash flow reached RMB11.0 billion in the third quarter. Building on our solid execution across the organization and strong profitability, we are poised to maintain a relentless pursuit of business growth and technological innovation, which will propel us forward on our journey to achieving our long-term vision.”

Financial Results for the Third Quarter of 2024

Revenues

•	Total revenues were RMB42.9 billion (US$6.1 billion) in the third quarter of 2024, representing an increase of 23.6% from RMB34.7 billion in the third quarter of 2023 and an increase of 35.3% from RMB31.7 billion in the second quarter of 2024.

•	Vehicle sales were RMB41.3 billion (US$5.9 billion) in the third quarter of 2024, representing an increase of 22.9% from RMB33.6 billion in the third quarter of 2023 and an increase of 36.3% from RMB30.3 billion in the second quarter of 2024. The increase in revenue from vehicle sales over the third quarter of 2023 and second quarter of 2024 was primarily attributable to the increase in vehicle deliveries, partially offset by the lower average selling price mainly due to different product mix.

•	Other sales and services were RMB1.6 billion (US$220.9 million) in the third quarter of 2024, representing an increase of 45.8% from RMB1.1 billion in the third quarter of 2023 and an increase of 14.1% from RMB1.4 billion in the second quarter of 2024. The increase in revenue from other sales and services over the third quarter of 2023 and second quarter of 2024 was mainly attributable to the increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales, and increased sales of embedded products and services offered together with vehicle sales, which is in line with higher vehicle deliveries.

Cost of Sales and Gross Margin

•	Cost of sales was RMB33.6 billion (US$4.8 billion) in the third quarter of 2024, representing an increase of 24.5% from RMB27.0 billion in the third quarter of 2023 and an increase of 32.0% from RMB25.5 billion in the second quarter of 2024. The increase in cost of sales over the third quarter of 2023 and second quarter of 2024 was mainly attributable to increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix and cost reduction.

•	Gross profit was RMB9.2 billion (US$1.3 billion) in the third quarter of 2024, representing an increase of 20.7% from RMB7.6 billion in the third quarter of 2023 and an increase of 49.3% from RMB6.2 billion in the second quarter of 2024.

•	Vehicle margin was 20.9% in the third quarter of 2024, compared with 21.2% in the third quarter of 2023 and 18.7% in the second quarter of 2024. The vehicle margin remained relatively stable over the third quarter of 2023. The increase in vehicle margin over the second quarter of 2024 was mainly due to cost reduction, partially offset by lower average selling price mainly due to different product mix.

•	Gross margin was 21.5% in the third quarter of 2024, compared with 22.0% in the third quarter of 2023 and 19.5% in the second quarter of 2024. The gross margin remained relatively stable over the third quarter of 2023. The increase in gross margin over the second quarter of 2024 was mainly due to the increase in vehicle margin.

Operating Expenses

•	Operating expenses were RMB5.8 billion (US$825.4 million) in the third quarter of 2024, representing an increase of 9.2% from RMB5.3 billion in the third quarter of 2023 and an increase of 1.5% from RMB5.7 billion in the second quarter of 2024.

•	Research and development expenses were RMB2.6 billion (US$368.6 million) in the third quarter of 2024, representing a decrease of 8.2% from RMB2.8 billion in the third quarter of 2023 and a decrease of 14.6% from RMB3.0 billion in the second quarter of 2024. The decrease in research and development expenses over the third quarter of 2023 and second quarter of 2024 was mainly attributable to decreased design and development costs for new products and technologies, and decreased employee compensation.

•	Selling, general and administrative expenses were RMB3.4 billion (US$478.7 million) in the third quarter of 2024, representing an increase of 32.1% from RMB2.5 billion in the third quarter of 2023 and an increase of 19.3% from RMB2.8 billion in the second quarter of 2024. The increase in selling, general and administrative expenses over the third quarter of 2023 and second quarter of 2024 was primarily due to increased employee compensation associated with the recognition of share-based compensation expenses regarding the chief executive officer’s performance-based awards in the third quarter of 2024 as the achievement of the related performance condition was deemed probable as well as the growth in the number of staff.

Income from Operations

•	Income from operations was RMB3.4 billion (US$489.2 million) in the third quarter of 2024, representing an increase of 46.7% from RMB2.3 billion in the third quarter of 2023 and an increase of 633.4% from RMB468.0 million in the second quarter of 2024. Operating margin was 8.0% in the third quarter of 2024, compared with 6.7% in the third quarter of 2023 and 1.5% in the second quarter of 2024. Non-GAAP income from operations was RMB4.5 billion (US$636.0 million) in the third quarter of 2024, representing an increase of 49.1% from RMB3.0 billion in the third quarter of 2023 and an increase of 412.9% from RMB870.1 million in the second quarter of 2024.

Net Income and Net Earnings Per Share

•	Net income was RMB2.8 billion (US$401.9 million) in the third quarter of 2024, representing an increase of 0.3% from RMB2.8 billion in the third quarter of 2023 and an increase of 156.2% from RMB1.1 billion in the second quarter of 2024. Non-GAAP net income was RMB3.9 billion (US$548.8 million) in the third quarter of 2024, representing an increase of 11.1% from RMB3.5 billion in the third quarter of 2023 and an increase of 156.2% from RMB1.5 billion in the second quarter of 2024.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB2.82 (US$0.40) and RMB2.66 (US$0.38) in the third quarter of 2024, respectively, compared with RMB2.86 and RMB2.67 in the third quarter of 2023, respectively, and RMB1.11 and RMB1.05 in the second quarter of 2024, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB3.85 (US$0.55) and RMB3.63 (US$0.52) in the third quarter of 2024, respectively, compared with RMB3.53 and RMB3.29 in the third quarter of 2023, respectively, and RMB1.51 and RMB1.42 in the second quarter of 2024, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB106.5 billion (US$15.2 billion) as of September 30, 2024.

•	Net cash provided by operating activities was RMB11.0 billion (US$1.6 billion) in the third quarter of 2024, compared with RMB14.5 billion net cash provided by operating activities in the third quarter of 2023 and RMB429.4 million net cash used in operating activities in the second quarter of 2024. The change in net cash provided by operating activities over the third quarter of 2023 was mainly due to increased payment related to inventory purchase, partially offset by the increase in cash received from customers. The change in net cash provided by operating activities over the second quarter of 2024 was mainly due to the increase in cash received from customers as a result of the increase in vehicle deliveries.

•	Free cash flow was RMB9.1 billion (US$1.3 billion) in the third quarter of 2024, compared with RMB13.2 billion in the third quarter of 2023 and negative RMB1.9 billion in the second quarter of 2024.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Business Outlook

For the fourth quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 160,000 and 170,000 vehicles, representing a year-over-year increase of 21.4% to 29.0%.

•	Total revenues to be between RMB43.2 billion (US$6.2 billion) and RMB45.9 billion (US$6.5 billion), representing a year-over-year increase of 3.5% to 10.0%.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Thursday, October 31, 2024 (8:00 p.m. Beijing/Hong Kong Time on October 31, 2024) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10042773-bt4saz.html

A replay of the conference call will be accessible through November 7, 2024, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10042773

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.lixiang.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	33,616,140	30,319,728	41,323,833	5,888,599
Other sales and services	1,063,315	1,358,668	1,550,385	220,928
Total revenues	34,679,455	31,678,396	42,874,218	6,109,527
Cost of sales:
Vehicle sales	(26,491,089)	(24,635,504)	(32,671,723)	(4,655,683)
Other sales and services	(543,882)	(865,950)	(977,822)	(139,339)
Total cost of sales	(27,034,971)	(25,501,454)	(33,649,545)	(4,795,022)
Gross profit	7,644,484	6,176,942	9,224,673	1,314,505
Operating expenses:
Research and development	(2,817,206)	(3,027,581)	(2,586,534)	(368,578)
Selling, general and administrative	(2,543,770)	(2,815,105)	(3,359,640)	(478,745)
Other operating income, net	55,870	133,773	154,174	21,970
Total operating expenses	(5,305,106)	(5,708,913)	(5,792,000)	(825,353)
Income from operations	2,339,378	468,029	3,432,673	489,152
Other (expense)/income:
Interest expense	(11,698)	(43,231)	(54,167)	(7,719)
Interest income and investment income, net	439,800	370,034	(21,979)	(3,132)
Others, net	183,585	383,237	43,752	6,235
Income before income tax	2,951,065	1,178,069	3,400,279	484,536
Income tax expense	(138,191)	(77,129)	(579,789)	(82,619)
Net income	2,812,874	1,100,940	2,820,490	401,917
Less: Net (loss)/income attributable to noncontrolling interests	(10,357)	(1,653)	6,228	887
Net income attributable to ordinary shareholders of Li Auto Inc.	2,823,231	1,102,593	2,814,262	401,030

Net income	2,812,874	1,100,940	2,820,490	401,917
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	21,998	12,444	(136,283)	(19,420)
Total other comprehensive income/(loss)	21,998	12,444	(136,283)	(19,420)
Total comprehensive income	2,834,872	1,113,384	2,684,207	382,497
Less: Net (loss)/income attributable to noncontrolling interests	(10,357)	(1,653)	6,228	887
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	2,845,229	1,115,037	2,677,979	381,610
Weighted average number of ADSs
Basic	985,819,450	994,833,579	997,934,606	997,934,606
Diluted	1,059,821,062	1,062,428,185	1,062,727,888	1,062,727,888
Net earnings per ADS attributable to ordinary shareholders
Basic	2.86	1.11	2.82	0.40
Diluted	2.67	1.05	2.66	0.38
Weighted average number of ordinary shares
Basic	1,971,638,899	1,989,667,158	1,995,869,212	1,995,869,212
Diluted	2,119,642,125	2,124,856,370	2,125,455,776	2,125,455,776
Net earnings per share attributable to ordinary shareholders
Basic	1.43	0.55	1.41	0.20
Diluted	1.34	0.52	1.33	0.19

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	91,329,030	77,588,229	11,056,234
Restricted cash	479	5,225	745
Time deposits and short-term investments	11,933,255	28,948,584	4,125,140
Trade receivable	143,523	220,385	31,405
Inventories	6,871,979	8,182,199	1,165,954
Prepayments and other current assets	4,247,318	4,805,064	684,716
Total current assets	114,525,584	119,749,686	17,064,194
Non-current assets:
Long-term investments	1,595,376	1,029,625	146,720
Property, plant and equipment, net	15,745,018	21,353,936	3,042,912
Operating lease right-of-use assets, net	5,939,230	7,263,129	1,034,988
Intangible assets, net	864,180	910,477	129,742
Goodwill	5,484	5,484	781
Deferred tax assets	1,990,245	2,408,771	343,247
Other non-current assets	2,802,354	2,099,568	299,186
Total non-current assets	28,941,887	35,070,990	4,997,576
Total assets	143,467,471	154,820,676	22,061,770
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	6,975,399	942,483	134,303
Trade and notes payable	51,870,097	52,002,660	7,410,320
Amounts due to related parties	10,607	10,815	1,541
Deferred revenue, current	1,525,543	1,693,321	241,296
Operating lease liabilities, current	1,146,437	1,246,896	177,681
Finance lease liabilities, current	—	72,670	10,355
Accruals and other current liabilities	11,214,626	11,993,326	1,709,037
Total current liabilities	72,742,709	67,962,171	9,684,533
Non-current liabilities:
Long-term borrowings	1,747,070	7,938,390	1,131,212
Deferred revenue, non-current	812,218	738,930	105,297
Operating lease liabilities, non-current	3,677,961	4,828,599	688,070
Finance lease liabilities, non-current	—	661,432	94,253
Deferred tax liabilities	200,877	387,682	55,244
Other non-current liabilities	3,711,414	5,272,970	751,392
Total non-current liabilities	10,149,540	19,828,003	2,825,468
Total liabilities	82,892,249	87,790,174	12,510,001
Total Li Auto Inc. shareholders’ equity	60,142,624	66,594,761	9,489,676
Noncontrolling interests	432,598	435,741	62,093
Total shareholders’ equity	60,575,222	67,030,502	9,551,769
Total liabilities and shareholders’ equity	143,467,471	154,820,676	22,061,770

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	14,506,532	(429,397)	11,024,642	1,570,999
Net cash used in investing activities	(4,424,152)	(3,839,308)	(14,212,597)	(2,025,279)
Net cash provided by/(used in) financing activities	1,371,433	(104,743)	238,305	33,958
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(20,252)	32,257	(245,692)	(35,010)
Net change in cash, cash equivalents and restricted cash	11,433,561	(4,341,191)	(3,195,342)	(455,332)
Cash, cash equivalents and restricted cash at beginning of period	62,255,649	85,129,987	80,788,796	11,512,311
Cash, cash equivalents and restricted cash at end of period	73,689,210	80,788,796	77,593,454	11,056,979

Net cash provided by/(used in) operating activities	14,506,532	(429,397)	11,024,642	1,570,999
Capital expenditures	(1,281,759)	(1,423,332)	(1,972,878)	(281,133)
Free cash flow (non-GAAP)	13,224,773	(1,852,729)	9,051,764	1,289,866

Li Auto Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
Cost of sales	(27,034,971)	(25,501,454)	(33,649,545)	(4,795,022)
Share-based compensation expenses	10,662	7,652	8,213	1,170
Non-GAAP cost of sales	(27,024,309)	(25,493,802)	(33,641,332)	(4,793,852)

Research and development expenses	(2,817,206)	(3,027,581)	(2,586,534)	(368,578)
Share-based compensation expenses	431,294	224,332	296,778	42,291
Non-GAAP research and development expenses	(2,385,912)	(2,803,249)	(2,289,756)	(326,287)

Selling, general and administrative expenses	(2,543,770)	(2,815,105)	(3,359,640)	(478,745)
Share-based compensation expenses	212,443	170,129	725,500	103,383
Non-GAAP selling, general and administrative expenses	(2,331,327)	(2,644,976)	(2,634,140)	(375,362)

Income from operations	2,339,378	468,029	3,432,673	489,152
Share-based compensation expenses	654,399	402,113	1,030,491	146,844
Non-GAAP income from operations	2,993,777	870,142	4,463,164	635,996

Net income	2,812,874	1,100,940	2,820,490	401,917
Share-based compensation expenses	654,399	402,113	1,030,491	146,844
Non-GAAP net income	3,467,273	1,503,053	3,850,981	548,761

Net income attributable to ordinary shareholders of Li Auto Inc.	2,823,231	1,102,593	2,814,262	401,030
Share-based compensation expenses	654,399	402,113	1,030,491	146,844
Non-GAAP net income attributable to ordinary shareholders of Li Auto Inc.	3,477,630	1,504,706	3,844,753	547,874

Weighted average number of ADSs
Basic	985,819,450	994,833,579	997,934,606	997,934,606
Diluted	1,059,821,062	1,062,428,185	1,062,727,888	1,062,727,888
Non-GAAP net earnings per ADS attributable to ordinary shareholders
Basic	3.53	1.51	3.85	0.55
Diluted	3.29	1.42	3.63	0.52
Weighted average number of ordinary shares
Basic	1,971,638,899	1,989,667,158	1,995,869,212	1,995,869,212
Diluted	2,119,642,125	2,124,856,370	2,125,455,776	2,125,455,776
Non-GAAP net earnings per share attributable to ordinary shareholders[8]
Basic	1.76	0.76	1.93	0.27
Diluted	1.64	0.71	1.81	0.26

8 Non-GAAP basic net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.